Exhibit (a)(1)(C)

RADISYS CORPORATION

OFFER TO EXCHANGE CERTAIN OUTSTANDING

OPTIONS FOR NEW OPTIONS

To: All Eligible Employees

Subject: Employee Option Exchange Offer

Date: October 5, 2009

Following up on my email from June 9th, I am very pleased to announce that our one-time stock option exchange program, which was approved by our shareholders on August 18, will open today.

As you may recall, this program will enable eligible employees in Canada to exchange certain outstanding stock options for new stock options. Canadian employees will receive new option grants due to the adverse tax consequences in Canada upon the exchange of options for restricted stock units. Many of you currently hold stock options that are significantly underwater (i.e., the option’s exercise price is higher than the current price of our common stock). This program is intended to help remedy the underwater situation because the new stock options will have an exercise price equal to the closing price of our common stock on the date new options are granted, which is anticipated to be significantly lower than exercise prices of many outstanding options.

STOCK OPTION EXCHANGE OFFER INFORMATION & WEBSITE

Below you’ll find a basic outline of the exchange program. The full terms of the program can be found on the option exchange website at https://radisys.equitybenefits.com. Please take the time to educate yourself about the offer by reviewing the resources on the option exchange offer website. If you choose to participate, you can elect to do so through this website as well. To log into the website,

•	Go to https://radisys.equitybenefits.com

•	Your User ID is your full radisys email address (format=firstname.lastname@radisys.com)

•	Please use the two-digit month and day of your birthdate as your initial password. (format = mmdd) You will be required to reset your password during your initial login.

ELIGIBILITY

•	Eligibility is limited to current employees who hold options priced at or above our current 52-week closing high of $9.44.

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Only options granted under the RadiSys Corporation 2007 Stock Plan, the RadiSys Corporation 1995 Stock Incentive Plan, the RadiSys Corporation 2001 Nonqualified Stock Option Plan, and the RadiSys Corporation Stock Plan For Convedia Employees on or before October 5, 2008 are eligible.

•	Executive officers and members of our Board of Directors as well as employees in the Netherlands and Israel are not eligible to participate in the exchange offer.

EXCHANGE DETAILS

The specific details of the exchange offer are included in the documents posted on the option exchange website. Please review these documents carefully so you can make an informed decision on whether or not to participate in the exchange.

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Vesting Schedule: Eligible employees in Canada electing to participate in the stock option exchange program will receive stock option grants with a new vesting schedule. The vesting schedule is 33.33% per year over three years on the first, second and third anniversary dates of the awards. For example, with our planned November 3, 2009 grant date, 33.33% of the shares will vest on November 3, 2010, an additional 33.33% will vest on November 3, 2011 and the remaining 33.33% will vest on November 3, 2012. New option grants will have a seven year term.

•	Exchange Ratio: Eligible options will be exchanged for new stock options covering an equal or lesser number of shares than the option tendered for exchange, depending on the exercise price as follows:

Exercise Price Range of Eligible Options	Exchange Ratio to Stock Options	Example
$ 9.44 – 13.00	0.80	80 new options issued in exchange for 100 eligible options.
$13.01 – 17.00	0.45	45 new options issued in exchange for 100 eligible options.
$17.01 – 20.00	0.25	25 new options issued in exchange for 100 eligible options.
$20.01 – 22.00	0.15	15 new options issued in exchange for 100 eligible options.
Above $22.01	0.50	50 new options issued in exchange for 100 eligible options.

TIMING

•	The period in which eligible options may be exchanged will remain open until 12:00 p.m., Pacific Time, on November 3, 2009, unless we extend the offer.

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Employees who wish to participate in the option exchange offer must elect to participate during this period through the option exchange offer website. We will not accept any elections after 12:00 p.m. Pacific Time, on November 3, 2009, unless we extend the offer.

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You can make, change or withdraw your election anytime during the offer. However, please note that once the offer expires, you cannot change your election. There will be no exceptions. If you do not elect to participate in the exchange offer, you’ll retain your current options with their existing exercise prices, vesting schedules and other terms and conditions.

•	Based on our expected timeline, the grant date for the new awards in exchange for each eligible option tendered for exchange will be November 3, 2009.

HOW TO LEARN MORE

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Full details on the offer also are available through the Securities and Exchange Commission’s website at www.sec.gov. Please review these materials carefully so that you can make an informed decision on whether or not to participate in the offer.

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Please review the option exchange offer website for more information and instructions on how to elect to participate in the offer, change a prior election or withdraw your election before the end of the election period.

•	If you have any questions about the exchange offer, please send an email to equityadmin@radisys.com.

Your decision to participate in the exchange offer is completely voluntary. Due to legal requirements, we cannot advise you as to whether or not you should participate in the offer, or what (if any) options you should exchange.

I believe this option exchange program is one way that our shareholders, Board of Directors, and the management team are demonstrating their commitment to employees. Thank you for your continued efforts, customer focus and contributions to RadiSys.

Best regards,

Brian Bronson
Chief Financial Officer